UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16
 under the Securities Exchange Act of 1934

For the month of September 2022
 Commission File Number 001-15144

TELUS CORPORATION
 (Translation of registrant's name into English)

23rd Floor, 510 West Georgia Street
 Vancouver, British Columbia V6B 0M3
 Canada
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/ Andrea Wood
	Name:	Andrea Wood
	Title:	Chief Legal and Governance Officer

Date: September 1, 2022

Exhibit Index

Exhibit Number	Description of Document

99.1	Media Release dated September 1, 2022 – “TELUS completes C$2.3 billion acquisition of LifeWorks setting a new course for employer-focused healthcare”